Exhibit 99.4

Press Release

Filing of the 2021 U.S. Form 20-F and French “Document d’Enregistrement Universel” containing the Annual Financial Report

Paris, February 23, 2022. Sanofi announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document d’Enregistrement Universel” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

These documents are available on the company’s website:

https://www.sanofi.com/en/investors/reports-and-publications/financial-and-csr-reports.

In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document d’Enregistrement Universel” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 908 981 5560 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

1/1